P.E. 1/11/02

02014502

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...11 January..., 2002

RECEIVED FEB 12 2002 167

UNITED UTILITIES PLC

(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

PROCESSED FEB 22 2002 THOMSON FINANCIAL

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 11 January 2001

BY ..Tim Rayner.........
Tim Rayner
Company Secretary

Print the name and title of the signing officer under his signature

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company UNITED UTILITIES PLC

2) Name of director GORDON ARTHUR IVAN WATERS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

GORDON WATERS - 16,166

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF SAVE-AS-YOU-EARN OPTIONS

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 JANUARY 2002

18) Period during which or date on which exercisable

1 MARCH 2007 TO 1 SEPTEMBER 2007

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

ORDINARY, 2290

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

500p

22) Total number of shares or debentures over which options held following this notification

5,913

23) Any additional information

24) Name of contact and telephone number for queries

JANE GILMORE 01925 237055

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....T M Rayner 11 January 2002...........